Today – 12% Market Share


Total Market of ~ $50 Billion
Pre-ESRD Care
Dialysis Products
PD
HD
Dialysis Drugs
Dialysis Care
Additional In-patient Dialysis Services
Transplantation

Counselling
- Renoprotective treatment
- Vascular/ peritoneal access preparation
- Diagnostics

Equipment
- Disposables
- Logistics

Antihypertensives
- EPO
- Iron
- Phosphate binders
- Vitamin D analogues
- Statins
- Anti-coagulants

etc.

Administration
- Transport
- Laboratories
- Diagnostics
- Medical staff
- Vascular/peritoneal access care
- Conduction of treatment
- Counselling (esp. dietary)
- Facility overheads

Access complications
- Cardio-vascular, infection and uraemia-associated complications

Surgery
- Medication
- Monitoring

Fresenius Medical Care

2010 – 15% Market Share



Total Market of ~ $67 Billion by 2010
Home Services
Extra-corporeal Therapy Services
Develop Renal Pharmaceutical Business
Dialysis Clinical Acquisition
Develop Wearable/ Portable Kidney
Pre-ESRD Care
Dialysis Products
PD
HD
Acute Dialysis
Dialysis Drugs
Dialysis Care
Additional In-patient Dialysis Services
Transplantation
Extension of Current Service business
Vascular Access Services
Disease Management U.S./UK/ Argentina
Xeno /Regen-eration (Monitor only)

Fresenius Medical Care

Sustainable Revenue & Earnings Growth


CAGR
8% p.a.
$10
bn
$6.2
bn
2004
2010

&

Sustainable Earnings After Tax Growth of > 10% p.a.

Roads of Growth

1. Organic Growth in Products & Services
2. Acquisitions of Clinics in North America and International
3. Horizontal Expansion
4. Integrated Home Therapy

Road 1 - Organic Revenue Growth

- **Organic Revenue Growth Target 5 to 6% p.a.**
- **Regional Market Focus**
- **Expand Innovative Therapy Leadership Concept**
- **Services**
  - Therapy Marketing (UltraCare, Cardioprotective Hemodialysis)
  - DeNovo Expansion
  - Improving the Private Payor Mix
- **Products**
  - New Product Launches in HD and PD
    - International - 5008 Dialysis Machine
    - North America - *stay•safe*™
  - Cost Leadership

Fresenius Medical Care

Road 2 - Acquisitions

- Attractive Acquisitions are Available
- Opportunity to Improve the Overall Facility Portfolio
- Further Leverage the G&A Cost Structure
- Extend Physician Relationships

Road 2 - Acquisitions in North America

- **Strengthen the Local Market Position in Attractive Geographic Markets**
  - Enhanced Facility Network with Improved Payor Mix
  - Above Average EBIT-Margin
  - Stronger Position for Integrated DM Services
- **Expand Base for Disease Management and Vascular Access**

Fresenius Medical Care

Road 2 - Acquisitions in International

- **Eastern Europe**
  - Participation in Privatization
  - Acceleration of Growth

- **Western Europe**
  - Improvement of facility portfolio
  - Increasing strategic footprint

Road 3 - Horizontal Expansion

Dialysis Therapy

- **Combine Membrane, Delivery and Laboratory Technology With Generic Dialysis Drugs**
- **Focus**
  - Anemia Management
  - Bone/Mineral Management

Fresenius Medical Care

Road 3 - Anemia Management

Renal Therapy Expansion Opportunities


Iron
EPO
~ $6 bn
Anemia Management
Laboratory Analysis/ Dosing
Folic Acid
Vit. B12

Potential Renal Market Sizes

Iron	> $700
Folic Acid	< $100 m
Vit. B12	< $100 m

Source: Wockhardt, Rockwell, Company estimates

Road 3 - Bone Mineral Management

Renal Therapy Expansion Opportunities



Phosphate Binders
Vitamin D
Bone Mineral Management
Laboratory Analysis/ Dosing
Concentrate
Dialyzer

Potential Renal Market Sizes

Phosphate binders	**> $500 m**
Vitamin D	**> $400 m**

Source: Company estimates

Road 4 - Integrated Home Therapy

Combine Product Technology and Renal Services Expertise to Achieve Leadership With Fully Integrated Home and Self-care Renal Services

- Focus on Home locations PD & HD
- Develop improved portable dialysis system

Fresenius Medical Care

Goal 2010 Requires Core & Strategic Growth



2004
$6 bn
Services
Products
Global Home Therapies
Extracorporeal
Renal Drug
2010
$10 bn
CAGR 8% p.a.
Operational Core Growth 5-6%
Strategic Growth 2-3%

Guidance 2005

Revenue growth	6 - 9% (constant currency)
Earnings After Tax Growth	Low Double-digit

Capital Expenditure	$350 – 400 m
Acquisition budget	$200 – 250 m

Fresenius Medical Care

Margin Improvement

EBIT-Margin Target (medium-term)	~ 15%

Drivers

- Further improvements in manufacturing costs through process improvements
- Economies of scale
- Leverage of SG&A expenses
- New product launches
- Implementation of new integrated clinical and billing system in North America

Fresenius Medical Care

Earnings After Tax Growth

Earnings After Tax Growth	Low Double-digit

Drivers

- Operating Income
- Further improvements in relative level of interest expense
- Reduction of effective tax rate

Fresenius Medical Care

Return On Invested Capital

ROIC Target p.a.	Continuous Improvement

Drivers

- EBIT-margin improvement / Cash from Operations improvement
- CapEx & acquisition return criteria
  - Discounted Cash Flows
    - Discount rate + country risk premium [1)]
  - Accretion
    - Required to net income in first year incl. financing costs

[1)] Country risk premium dependent on country rating

Fresenius Medical Care

Operating Cash Flow

Cash from Operations Target[1]	~10% of Revenue

Drivers

- Improved EBIT-margin
- Further gradual improvements in DSO and inventory turns
- Reduction of effective tax rate

[1] Excluding pending exceptional items

A Focused Strategy…..

…. Resulting in Enhanced Performance

2006-2007
- New IT Systems
- Process Improvement
- CKD Program

2005
- Marketing of UltraCare
- Integrated DM
- Vascular Access Centers
- Accelerated Growth

2004
- Reduction of Employee Turnover
- UltraCare Certification

2003
- New Organization Structure
- UltraCare Implementation
- Professional & Leadership Development
- Managed Care Contracting
- Performance Scorecard & Benchmarking

Pillars for Growth

UltraCare
Focus
- Organic Growth
- Capacity Utilization

DeNovo's
Focus
- Organic Growth
- Facility Network

50 DeNovo's Annually

Accelerated Growth

Acquisitions
Focus
- Facility Network
- Payor Mix

1,500-2,000 Patients

CKD Program
Focus
- Organic Growth
- Payor Mix

Fresenius Medical Care

New IT System

- **New Billing and Clinical Systems**
  - Web-based
  - Electronic Medical Record
  - Online Education
  - Point of Care Solutions
  - Disease Management Approach
- **Partnering with Siemens**
- **Powerful Workflow Engine**
- **Fully Implemented by End of 2007**

Return on Investment

- **Increased Revenue Per Treatment**
- **Significant Productivity Improvements**
- **Process Improvements with Significant Cost Reductions**

Spectra Laboratory Services

Today

- **Spectra Renal Management: market leader in specialized lab services for renal care**
- **Largest ESRD–specific lab in the world**



Patients in Thousands
70
60
50
40
30
20
10
0
2002
2003
2004
Free Market
SRM External

2002 Market Share	58 %
2004 Market Share	70 %

2005 - 2010

- **Key business growth drivers**
  - Grow above market 3.5%
  - Key element of pharma effectiveness
  - Key ingredient pharma requirements and dosing
- **Elements of success**
  - Reliability
  - Turn-around time
  - Ease of test ordering by Nurse via the internet "Averity" software
  - Ease of data review by Physician via the internet "Lia" software

Raising the Bar and Moving Ahead


Innovation based on Fresenius
Polysulfone® Dialyzer Technology
HPX Series
Optiflux Series
Innovation
NR Series
2001
2004
2006

- High biocompatibility profile

- Superior membrane technology
- Enhanced solute clearance

- Advanced generation membrane technology
- Higher Phosphate removal
- Higher middle molecule removal

Successful R&D Innovation

HD and PD Equipment

2008K
- 70+% Market share
- Auto Qd
- User Interface
- Reduced Cost
- Reliability
- $ Savings

2008K@home
- Simplified User Interface
- iCare Remote monitoring
- Improved outcomes
- Safety

Liberty™ Cycler
- To expand product portfolio w/ pumping cycler
- Weight ≤ 25 lbs.
- Cost effective
- Reliable

2008T Machine
- TIMS
- Hemodiafiltration
- Dry Weight Measurement
- $ Savings

2000 2004 2006 2007




2008K





Fresenius Medical Care

PHG Strategic Imperatives

Vision: Continue PHG Product and Lab Leadership in Renal Care, and expand to a "Blood Therapy Business"

- Drive and secure leadership in our core Renal business segment, i.e. dialysis products and laboratory services
- Expand Horizontally into Renal Pharmaceuticals
- Capitalize on new business opportunities in extracorporeal therapies and non-renal blood therapies which leverage PHG business competencies and diversify our commercial portfolio

Selling Proposition and Total Value Added

Adjusting our Selling Proposition according to Market Maturity



Total Value Added
Tomorrow
Today
1990's
1980's
Products
Products &
Services
Products
Infrastructure
Services
Pharma
Transport
Products
Infrastructure
Services
Pharma
Transport
Hospitalisation
Selling Proposition in line with market maturity

Fresenius Medical Care

Our Perspective
Patients and Share of Home Market



180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
FME dialysis patients at home
Market Leadership in
Home Dialysis < 10 Years
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
HHD
PD